1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                           Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                                       No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

TSMC Signs Contract with Atmel to Purchase Eight-inch Wafer Fabrication
Equipment
Hsinchu, Taiwan, R.O.C. — October 9, 2007 — TSMC (TSE: 2330, NYSE: TSM) today signed a contract with Atmel Corporation (Nasdaq: ATML) to purchase Atmel’s eight-inch wafer fabrication equipment from its fab in North Tyneside, United Kingdom. The deal totalled US$ 82 million. Both companies agreed not to disclose other terms of this contract.
“TSMC is committed to providing our customers with the most competitive foundry services, both in advanced and mature technologies. This transaction is part of our eight-inch wafer strategy, and part of the wafer fabrication equipment may be transferred to TSMC (Shanghai), our fully owned subsidiary in Mainland China, for capacity expansion next year,” noted Dr. C.C. Wei, SVP of Operations I at TSMC.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 9, 2007	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer